EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JUNE 30, 2023

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of August 10, 2023. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the six months ended June 30, 2023 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in United States dollars except where noted.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 274 properties in North America, Europe, Turkey, Latin America, Africa and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	152
Royalty Generation Properties	105

The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".

STRATEGY

EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's 20-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to world class discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS

Financial Updates for the Three Months Ended June 30, 2023

  Revenue and other income for the three months ended June 30, 2023 was $3,408,000 (2022 – $7,034,000). Adjusted revenue and other income1 of $6,481,000 (2022 – $9,465,000) included $3,073,000 (2022 – $2,431,000) in revenue for the Company’s share of royalty revenue from the Caserones Mine (effective) royalty interest in Chile. Revenue and other income and adjusted revenue and other income1 for Q2-2022 included the accrual of a $4,000,000 milestone payment related to Gediktepe.

  Net loss for the three months ended June 30, 2023 was $4,722,000 (2022 – $3,315,000).

  Cash used in operating activities for the three months ended June 30, 2023 was $1,160,000 (2022 – $4,152,000). Adjusted cash1 provided by operating activities for the three months ended June 30, 2023 was $1,294,000 (2022 – adjusted cash used in operating activities of $3,254,000). Operating cash flows for Q2-2023 include an accelerated $2,500,000 option payment by Aftermath Silver for the Berenguela property.

  As at June 30, 2023, EMX had cash of $9,980,000 (December 31, 2022 – $15,508,000), investments, long-term investments and loans receivable valued at $14,346,000 (December 31, 2022 – $14,561,000) and loans payable of $41,428,000 (December 31, 2022 – $40,489,000).

Corporate Updates

Timok Dispute Update

On January 27, 2022 the Company announced that it had suspended the filing of a Notice of Arbitration to Zijin Mining Group Ltd ("Zijin") regarding its royalty agreement covering the Timok project in Serbia, which includes the producing Cukaru Peki copper and gold mine. This suspension followed EMX's previous announcement of its intention to file the Notice of Arbitration to formally dispute the royalty rate as defined under the Royalty Agreement (see EMX news release dated December 17, 2021). Discussions with Zijin have since proved amicable and productive and continued through Q2 2023. Both companies are expecting to execute a modified royalty agreement in 2023.

Acquisition of Additional Royalty Interest on Caserones

During Q2 2023, EMX acquired an additional 2.263% ownership in the underlying Caserones royalty holder, Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM"), for cash consideration of $3,517,000 pursuant to agreements with existing shareholders of SLM. The acquisition provides EMX with a further 0.044% (effective) net smelter royalty ("NSR") interest in the Caserones property, increasing the Company's NSR royalty interest to 0.7775%.

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1 Adjusted revenue and other income and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure.

Acquisition Agreement for New Royalties with Franco-Nevada

During Q2 2023, EMX executed a term sheet with Franco-Nevada Corporation ("Franco-Nevada") (NYSE and TSX: FNV) for the joint acquisition of newly created precious metals and copper royalties sourced by EMX (the "Agreement"). Franco-Nevada will contribute 55% (up to $5.5 million) and EMX will contribute 45% (up to $4.5 million) towards the royalty acquisitions, with the resulting royalty interests equally split (i.e., 50/50). The initial term of the Agreement is for three years, or until the maximum contributions totaling $10 million from both companies have been met, and may be extended if mutually agreed by both companies.

Royalty and Royalty Generation Updates

During Q2 2023, the Company’s royalty generation business was active in North America, South America, Europe, Turkey, Australia and Morocco. The Company spent $4,255,000 (2022 – $5,108,000) on royalty generation costs and recovered $1,811,000 (2022 – $2,014,000) from partners. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. Included in revenue and other income was $807,000 in option, advance royalty, and other pre-production payments related to existing partnered projects as a result of the royalty generating activities. During Q2 2023, the Company also completed two new partnerships across the portfolio while continuing to replace partnered properties with new royalty generation projects.

Highlights from Q2 2023 include the following:

  EMX earned over $1,175,000 in royalty revenue from the Gediktepe mine.  Mine operator Lidya advised EMX that Oxide Zone gold production will increase during the summer months of 2023.

  The Caserones (effective) royalty distribution for Q1 was received in Q2 and totaled approximately $2,454,000. Lundin Mining completed the acquisition of fifty-one percent (51%) of the issued and outstanding equity of MLCC, the Caserones mine operator, from JX Nippon (see Lundin news release dated June 13, 2023). In connection with the acquisition, Lundin filed a technical report on SEDAR titled “NI 43-101 Technical Report on the Caserones Mining Operation, Atacama Region, Chile” that included current mineral resource and reserve estimates in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

  Leeville payments to EMX totaled approximately $664,000 from royalty production that totaled 338 ounces of gold. Q2 marked another strong quarter of Leeville royalty production along with robust gold prices.

  EMX earned and subsequently received Gold Bar South royalty revenue of $54,000 from Q1 production of 2,966 gold ounces and $80,000 from Q2 production of 3,984 gold ounces. The receipt of initial royalty revenue from Gold Bar South now establishes the operation as a paying royalty for EMX.

  Arizona Sonoran Copper released results of the Parks-Sayler infill drill program in preparation for a PFS planned for 2024, which included enriched (secondary sulfide) copper intercepts from EMX’s royalty property. Arizona Sonoran also provided an update on metallurgical programs being conducted in preparation for the PFS, which included recoveries of ~80% after 160 days from Parks-Sayler enriched copper mineralization (secondary sulfide).

  Exploration drilling by South32 at the Hermosa property’s Peake prospect returned mineralized intercepts covered by EMX’s Hardshell royalty property included the best copper intercept to date of 139 meters averaging 1.88% copper, 0.51% lead, 0.34% zinc, and 52 g/t silver (true width not reported).

  In Canada, EMX programs advanced available properties in the portfolio as partners conducted summer field programs on EMX royalty properties. EMX received $45,000 in cash payments and $Nil in share equity payments during the quarter from partnered projects.

  EMX's Latin American royalty portfolio was advanced with work programs that included drilling and metallurgical test work conducted by AbraSilver at the Diablillos project's JAC Zone silver-gold discovery. GR Silver Mining Ltd ("GR Silver") reported on successful exploration step-out drilling at the San Marcial epithermal silver project. Aftermath Silver made an accelerated $2,500,000 option payment to EMX for the Berenguela polymetallic CRD project.

  The Company‘s U.S. royalty generation portfolio progressed with ongoing partner-funded work programs, as well by the expansion of properties through the staking of new claims and permitting at key projects. EMX currently has 43 projects in partnership with other companies in the western U.S.

  In Northern Europe the Company continued to develop and advance its portfolio of projects, with summer field programs commencing on numerous properties in Q2. EMX has 37 projects in partnership with other companies in Northern Europe and partner funded drill programs were completed in Q2 by Mahvie Minerals AB, a private Swedish corporation, at the Mo-I-Rana royalty property in Norway, and by Bayrock Resources, a private Australian company, at EMX’s Vuostok battery metals royalty property in Northern Sweden.

  Kendrick Resources PLC (LDSE:KEN) announced drill results from EMX's Espedalen royalty property in Norway, including an intercept of 11.60 meters averaging 2.85% nickel, 1.04% copper and 0.08% cobalt from 52.4 meters depth in drill hole ESP23-08 (see Kendrick news release dated May 4, 2023). This hole was drilled at the Stormyra prospect on the Espedalen license (true width not reported, but can be estimated at 70-80% according to published cross sections). Kendrick plans to expand its exploration programs at Espedalen in the second half of 2023.

  The Company optioned the Yarrol gold-copper (+ Co-Mn) project and the Mt Steadman gold project to Many Peaks Gold (“MPG”) during Q2. The agreement provides EMX with cash payments, equity interests in MPG, and work commitments during a fifteen month option period. Upon exercise of the option, EMX will receive additional payments of cash and shares of MPG along with annual advance royalty payments, royalty interests and other consideration.

  Royalty generation programs proceeded in the Balkans and in Morocco in Q2, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.

Investment Updates

As at June 30, 2023, the Company had marketable securities of $8,626,000 (December 31, 2022 – $9,966,000), and $4,688,000 (December 31, 2022 – $4,591,000) in private investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate.

OUTLOOK

The 2023 year will continue to see revenue and other income coming from our cash flowing royalties, including Leeville and Gold Bar South in Nevada, Gediktepe and Balya in Turkey, potentially Timok in Serbia (pending conclusion of discussions with Zijin), and our effective royalty interest on Caserones in Chile. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets, and the ongoing monetization of the Company's marketable securities.

EMX is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

As a royalty holder, the Company has limited, if any, access to detailed operating information on properties such as mine plan, budget, and forecast information for which it holds royalties. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information is not NI 43-101 compliant. Accordingly, the Company has not, and does not anticipate that it will have the ability to, provide meaningful and reliable guidance or outlook as to future production.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and royalty generation portfolio totals 274 projects on six continents. The following is a summary of the royalty portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Caserones Mine in Chile, the Timok Mine in Serbia, and the Gediktepe Mine in Turkey. EMX has filed technical reports for Caserones, Timok, and Gediktepe that are available under the Company's issuer profile on SEDAR (www.sedar.com). In addition, the Leeville, Balya, and Gold Bar South royalty properties are important to the Company, for current as well as projected future royalty cash flows.

Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's AIF for the year ended December 31, 2022 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's AIF and financial statements for the year ended December 31, 2022.

Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	SCM Minera Lumina Copper Chile SpA	Copper (Molybdenum)	Producing	Effective 0.7775% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing	0.5% NSR
Gediktepe	Turkey	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Producing - Oxide phase	10% NSR on oxide zone and 2% NSR on sulfide zone
Leeville	USA	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Balya	Turkey	Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş.	Zinc-Lead-Silver	Producing	4.0% NSR
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Producing	1% NSR

Significant Updates

Caserones, Chile - The Caserones open pit mine ("Caserones") is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile's Andean Cordillera. EMX holds an (effective) 0.7775% NSR royalty interest covering the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totalling approximately 17,000 hectares. The mine is operated by SCM Minera Lumina Copper Chile SpA ("MLCC"). Caserones produces copper and molybdenum concentrates from a conventional crusher, mill, and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. In 2022, the mine produced 109 ktonnes of copper and 3.1 ktonnes of molybdenum in concentrates, and 15.1 ktonnes of copper cathodes.

In Q2, the Caserones (effective) royalty distribution for Q1 2023 was received by EMX and totaled $2,454,000. This distribution was after payment of Chilean taxes of 27%.

Also in Q2, Lundin Mining Corporation ("Lundin") (TSX: LUN; Nasdaq Stockholm: LUMI) closed on the acquisition of fifty-one percent (51%) of the issued and outstanding equity of SCM Minera Lumina Copper Chile (MLCC) from JX Metals Corporation and certain of its subsidiaries (collectively, "JX"), which had owned 100% of MLCC (see Lundin news release dated July 13, 2023). Lundin paid an aggregate of approximately $800 million in cash consideration at closing, with remaining deferred cash consideration of $150,000,000 payable in installments over the six-year period following the closing date. Lundin also has the right to acquire up to an additional 19% interest in Lumina Copper for $350,000,000 over a five-year period commencing on the first anniversary of the date of closing.

In connection with the acquisition, Lundin filed a technical report on SEDAR titled "NI 43-101 Technical Report on the Caserones Mining Operation, Atacama Region, Chile" with an effective date of December 31, 2022 and report date of July 13, 2023 that was authored by AGP Mining Consultants Inc. The Technical Report includes updated mineral resource and reserve estimates for Caserones prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects and using the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves.

The Caserones mineral resources were given by Lundin as:

Caserones Mineral Resource Statement, effective December 31, 2022
		Grade		Contained Metal
	Mtonnes	CuT%	Mo%	CuT Kt	Mo Kt
Measured	173	0.36	0.012	617	21
Indicated	850	0.3	0.01	2,532	84
Meas+Ind	1,023	0.31	0.01	3,150	105
Inferred	121	0.26	0.012	317	14

Notes:

1. All figures are rounded to reflect the relative accuracy of the estimate.

2. Totals may not sum due to rounding as required by reporting guidelines.

3. Open pit mineral resources are reported within an optimized constraining shell.

4. Open pit cut-off grade is 0.13% CuT.

5. Mineral resources are inclusive of mineral reserves.

6. The Qualified Person responsible for the mineral resource estimate is Mr. Paul Daigle, P.Geo., Associate Principal Geologist with AGP Mining Consultants Inc.

The Caserones mineral reserves were given by Lundin as:

Caserones Mineral Reserve Statement, effective December 31, 2022
		Grade		Contained Metal
	Mtonnes	CuT%	Mo%	CuT Kt	Mo Kt
Proven	144	0.36	0.016	518	13
Probable	706	0.29	0.013	2,036	63
Total P+P	850	0.3	0.014	2,554	76

Notes:

1. The Mineral Reserves have an effective date of December 31, 2022 and are reported at the point of delivery to the process plant.

2. Mineral Reserves are reported within a design pit based on optimized Lerchs-Grossmann pit shell. Input parameters include the following: long term copper price of US$3.65/lb and long term molybdenum price of US$11.45/lb; a 2.88% net smelter return (NSR) royalty rate; average life-of-mine (LOM) mining cost of US$2.32/t mined, average LOM copper concentrate processing cost of US$8.20/t processed, average LOM general and administrative (G&A) costs of US$3.83/t processed and average desalinated water cost of $0.75/t processed; average LOM molybdenum concentrate processing cost of US$24.93/t of concentrate; average LOM dump leach cost of $1.47/t placed; bench face angles that range from 60-70º; fixed metallurgical recoveries of 82.7%, 53.7%, and 60% for copper concentrate, copper dump leach, and molybdenum concentrate respectively. Cut-off grades are based on block values with positive value blocks classified as ore. Dilution and ore loss are accounted for in the resource model blocks, and no additional ore loss or dilution is applied.

3. Mineral Reserves are presented on a 100% basis. MLCC owns the project. Lundin beneficially holds a 51% interest in MLCC and JX beneficially holds the remaining 49% interest in MLCC.

4. Tonnages are metric tonnes rounded to the nearest 100,000. Copper grade is rounded to the nearest 0.01 % copper. CuT (kt) are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained copper is reported as kilo tonnes, rounded to the nearest 1,000.

5. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.

Lundin stated that it "believes significant exploration potential exists within the over 58,500 hectares of the Caserones land package in the highly prospective Vicuña District." This land package includes EMX's Caserones royalty property footprint, which covers the Caserones mining operation and nearby targets.

Timok, Serbia - EMX's Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the "Upper Zone", and a deeper body of porphyry-style copper-gold mineralization known as the "Lower Zone". EMX's Timok Royalty covering Cukaru Peki is stated to be a 0.5% NSR royalty in the royalty agreement. The royalty agreement contains a provision for the reduction of the royalty rate under certain circumstances, but EMX does not believe that those conditions have been satisfied. The Timok project is owned and operated by Zijin Mining Group Ltd ("Zijin").

Production from the Upper Zone of Cukaru Peki commenced in Q4 2021, and EMX announced its intent to seek arbitration to resolve an issue with Zijin about the royalty rate on the project (see EMX news release dated December 17, 2021). Amicable discussions with Zijin commenced shortly after EMX’s announcement, leading the Company to suspend plans to file a notice of arbitration (see Company news release dated January 27, 2022). Discussions between EMX and Zijin continued throughout Q2 2023 as both companies have agreed to work toward an updated royalty agreement document, which is anticipated to be completed in 2023.

EMX also notes that Zijin has made additional technical disclosures regarding Timok and the Cukaru Peki deposit in their 2021 and 2022 annual reports, various company communications and on their website. However, this information is not yet presented in accordance with NI43-101 disclosure standards or an acceptable foreign code.

Gediktepe, Turkey - The Gediktepe VMS polymetallic deposit is located in western Turkey. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the "oxide zone" (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the "sulfide zone" (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement). The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction (see EMX news release dated July 29, 2021), and are being advanced by operator Lidya Madencilik ("Lidya"), a private Turkish company.

The Gediktepe mine reached a cumulative production of 10,000 gold equivalent ounces in June 2022 as referenced in the 2019 Gediktepe share purchase agreement between Alacer Gold Madencilik A.S. and Lidya Madencilik. This triggered the 10% NSR royalty payments to EMX for all subsequent production of metals from oxide zone mining operation.

EMX earned over $1,175,000 in royalty revenue from the Gediktepe mine in Q2 2023.  Lidya has advised EMX that gold production will increase during the summer months of 2023.

Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture.

Leeville Royalty payments to EMX totaled approximately $664,000 in Q2. Royalty production totaled 338 troy ounces of gold that were principally sourced from Four Corners (72%), Carlin East (16%), and West Leeville (12%).

NGM continues to actively explore and develop the Greater Leeville Complex, which includes the Company's Leeville Royalty property.

Balya, Turkey - The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.

The initial phases of mining at Balya North commenced in late 2021, and production continued to ramp up in 2022 as mine construction was completed. In December 2022, Esan informed the Company that production from Balya North would be temporarily suspended due to technical difficulties in processing the clay-rich materials in the upper portions of the lead-zinc-silver deposit. Esan modified its engineering and mine plans and resumed production in Q2, 2023 with production now coming from multiple underground working faces and mine levels.

EMX recognized $9,000 in royalty payments from the Balya property in Q2. Production is scheduled to continue ramping up through Q3 and Q4 of 2023.

Gold Bar South, Nevada - EMX's Gold Bar South 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("McEwen"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada. Gold Bar South probable reserves have been stated by McEwen as (see McEwen news release dated February 22, 2021):

kTons	Gold (oz/ton)	Gold (g/t)	Contained Gold Koz	Recoverable Gold Koz
2,135	0.031	1.05	65.7	40.1
  Assumes 61% metallurgical recovery for Gold Bar South ROM.
  Reserves estimated at a price of $1,500/ounce Au and are within an engineered pit design based on a Lerchs Grossman Algorithm.
  Numbers have been rounded to reflect the accuracy of the estimates and may not sum due to rounding.

In Q2, mining and production continued from Gold Bar South, with EMX subsequently receiving NSR royalty revenue of $54,000 from Q1 production of 2,966 gold ounces and $80,000 from Q2 production of 3,984 gold ounces.

Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	Resource Development	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource Development	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
San Marcial	Mexico	GR Silver Mining Ltd	Silver-Gold-Zinc-Lead	Resource Development	0.75% NSR
Parks-Salyer	USA	Arizona Sonoran Copper	Copper-Molybdenum	Resource Development	1.5% NSR
Tartan Lake	Canada	Satori Resources Inc	Gold	Resource Development	2.0% NSR
Yenipazar	Turkey	Virtus Madencilik	Gold	Feasibility	6%-10% NPI
Akarca	Turkey	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Silver-Gold	Resource Development	1%-3% NSR
Sisorta	Turkey	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Under Construction	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Development Permitting	0.5% to 1% NSR
Kaukua	Finland	Palladium One Mining Inc	PGE-Nickel-Copper	Resource Development	2% NSR

Significant Updates

Diablillos, Argentina - Diablillos is a resource stage high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. ("AbraSilver") (TSX-V: ABRA). There are multiple known mineralized zones, including the JAC Zone and Oculto resource development projects. EMX's Diablillos 1% NSR royalty was acquired as part of the SSR royalty portfolio transaction in 2021. In addition to EMX's NSR royalty, there is a $7,000,000 payment due to EMX upon the earlier of commencement of commercial production from the property or July 31, 2025.

During Q2, AbraSilver focused on completion of the 22,000 meter Phase III drill program at the JAC Zone (see AbraSilver "Corporate Presentation - July 2023"). Oxide drill results announced during the quarter included 32 meters (161.5-193.5 m) averaging 530.8 g/t silver and 0.6 g/t gold in hole DDH-23-021, and 17 meters (144-161 m) averaging 828.9 g/t silver in DDH-23-024 (true widths estimated as 80% of reported interval lengths) (see AbraSilver news releases dated May 4 and May 25, 2023). AbraSilver also reported positive metallurgical test results with overall recoveries for the JAC and Fantasma deposits ranging between 86%-93% for silver and 82%-91% for gold (see AbraSilver news release dated June 1, 2023). AbraSilver expects mineral resource updates and completion of a PFS in "H2/2023".

Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd ("Aftermath") (TSX-V:  AAG; OTCQB: AAGFF). Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR Mining. EMX's Berenguela sliding scale royalty interests and staged earn-in payments (i.e., totaling $11,000,000 to EMX) were acquired in 2021 as part of the SSR royalty portfolio transaction.

EMX received an early $2,500,000 payment from Aftermath that had been previously deferred to November 2023 in consideration of a) Aftermath paying EMX $400,000 (received) and b) granting EMX a right of first refusal on any additional Berenguela royalties Aftermath may elect to sell in the future. Remaining option payments due to EMX are:

  The next payment of $3,000,000 is now deferred to May 2025 from November 2024 in consideration of the Q2 2023 accelerated payment.

  The final payment to EMX of $3,250,000 remains due in November 2026.

Other obligations per the agreement include Aftermath's completion of a PFS by November 2024 and payment of a sliding-scale NSR royalty to EMX for the life of mine based upon: a) a 1% NSR royalty when the silver market price is up to and including $25/oz, or b) a 1.25% NSR royalty when the silver price is over $25/oz and the copper price is above $2/lb.

Also in Q2, Aftermath filed a technical report that included the updated mineral resource estimate for Berenguela (see Aftermath news release dated April 13, 2023). The current Berenguela open pit constrained mineral resource estimate at a 80 g/t silver equivalent cutoff is:

	Mtonnes	Ag g/t	Mn %	Cu%	Zn %	Ag Moz	Mn Mt	Cu Mlb	Zn Mlb
Measured	6.152	101	8.89	0.85	0.30	20.0	0.55	115.3	41.2
Indicated	34.024	74	5.60	0.63	0.34	81.2	1.90	473.7	258.1
Meas & Ind	40.176	78	6.10	0.67	0.34	101.2	2.45	589.0	299.3
Inferred	22.287	54	3.57	0.42	0.25	38.8	0.80	204.3	122.8

• Silver equivalent (AgEq) formula is based on metal prices of $22.50/oz Ag, $4.00/lb Cu, $1.45/lb Zn, and $530/t MnSO4, and recoveries of 81% Ag, 81% Cu, 76% Zn, and 81% Mn.

• Mineral Resources are depleted for historically mined out material.

See the technical report titled "Berenguela Mineral Resource Estimate NI 43-101, Province of Lampa, Department of Puno, Peru" with an effective date of March 30, 2023 and report date of April 12, 2023, prepared by AMC Mining Consultants (Canada) Ltd and filed under Aftermath's SEDAR profile.

Aftermath also provided an update on the Berenguela metallurgical testwork program that will be undertaken by Kappes Cassiday and Associates (see Aftermath news release dated June 20, 2023). According to Aftermath, the objectives of the program, which will complement prior metallurgical testwork, are to refine the flowsheet routes and outline approximate plant costs for a planned PEA to be completed in 2024.

San Marcial, Mexico - San Marcial is a resource stage epithermal silver deposit located in Sinaloa, Mexico. EMX retains a 0.75% NSR royalty covering San Marcial, which is integrated within the Plomosas project owned and operated by GR Silver (TSX-V:GRSL; OTCQB GRSLF; FRA:GPE). GR Silver has a buyback right on the NSR royalty that can be exercised by payment of C$1,250,000 to EMX. EMX's interest in San Marcial was acquired in 2021 as part of the SSR royalty portfolio transaction.

GR Silver filed the Plomosas project technical report that includes updated mineral resource estimates for the San Marcial royalty property (see GR Silver news release dated May 4, 2023). The San Marcial mineral resource estimates assume mining and processing costs of $30/t for the open pit, and $60/t for underground resources reported as:

Type	Mineral Resource Class	Tonnes (Mt)	Average Grade					Contained Metal
			Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (Moz)	Au (Koz)	Pb (Kt)	Zn (Kt)	AgEq (Moz)
Open Pit	Indicated	9	146	0.04	0.2	0.3	161	42	10.2	16	28	47
	Inferred	2	127	0.03	0.1	0.2	136	6	1.4	1	3	7
Underground	Indicated	1	176	0.06	0.3	0.6	206	4	1.5	2	4	5
	Inferred	1	164	0.03	0.2	0.4	182	8	1.6	3	5	9

• Silver equivalent (AgEq) calculated using $22/oz and 94% recovery for Ag, $1750/oz and 0% recovery for Au, $1.10/lb and 59% recovery for Pb, and $1.30/lb and 80% recovery for Zn. Gold was not used in the estimation of the silver equivalent for the San Marcial estimate because of limited metallurgical testwork for gold; however, the preliminary work does indicate that gold recoveries could be in the range of 70% to 80%.

• Numbers may not add up due to rounding.

See the technical report titled "2023 Technical Report and Mineral Resource Update for the Plomosas Project" with an effective date of March 15, 2023 and a report date of May 3, 2023, authored by Dr. Gilles Arseneau of Arseneau Consulting Services Inc, and filed under GR Silver's SEDAR profile.

GR Silver also reported step-out exploration drill results at the "SE Area", which is 250 meters southeast along strike of the San Marcial resource (see GR Silver news releases dated May 25 and June 14, 2023). These results included 11.3 meters (147-158.3 m) averaging 584 g/t silver in hole SMS23-02, and 35.2 meters (229.3-264.5 m) averaging 134 g/t silver in hole SMS23-03 (true widths not reported).

Parks-Salyer, Arizona - EMX's Parks-Salyer royalty property is located approximately one kilometer southwest of the historical Sacaton mine in central Arizona and is controlled and operated by Arizona Sonoran Copper Company, Inc. (TSX: ASCU) ("ASCU") as part of ASCU's greater Parks-Salyer project and the Cactus Mine operation. EMX retains a 1.5% NSR royalty covering 158 acres of the eastern portion of the Parks-Salyer deposit. The Company also receives ongoing AAR payments. One percent of the royalty can be bought down for $500,000.

ASCU released results of the Parks-Sayler infill drill program in preparation for a PFS planned in 2024. These results included enriched (secondary sulfide) intercepts from EMX's royalty property such as 112.7 meters (starting at 516 m) averaging 1.63% total copper (CuT) and 0.040% molybdenum in drill hole ECP-135 (true width not known) (see ASCU news releases dated April 20 and June 14, 2023). ASCU also provided an update on metallurgical programs being conducted in preparation for the PFS, which included Parks-Sayler enriched mineralization recoveries of ~80% after 160 days (see ASCU news release dated May 2, 2023).

Tartan Lake, Canada - Tartan Lake is a past producing, resource stage greenstone hosted gold deposit located near Flin Flon in Manitoba, Canada. EMX retains a 2% NSR royalty covering Tartan Lake, which is owned and operated by Canadian Gold Corp. ("CGC") (TSX-V: CGC) (previously Satori Resources). CGC has an option to buyback each 1% of the NSR royalty for separate C$1,000,000 payments to EMX. The Tartan Lake Royalty Property hosts underground gold resources which are considered as historical by EMX. EMX's interest in Tartan Lake was acquired in 2021 as part of the SSR royalty portfolio transaction.

In Q2, the acquisition of Rob McEwen's Apollo Exploration was completed, resulting in McEwen holding 37.6% of the company (see Satori news release dated April 25, 2023), and the company changed its name to Canadian Gold Corp ("CGC"). CGC also announced a Phase 1 exploration program at the Tartan Mine which includes 4000 meters of drilling to extend Main Zone gold mineralization to depth (see CGC news release dated May 12, 2023).

Akarca, Turkey - The Akarca epithermal gold-silver deposit in western Turkey was discovered by EMX in 2006 during a regional exploration program. The project was later sold to current owner Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a private Turkish company. Çiftay is responsible for making a series of pre-production gold bullion payments to EMX, and EMX retains a 1% NSR royalty on the initial 100,000 ounces of gold production from the project, a 2% NSR royalty on production on the next 400,000 ounces of gold produced, and a 3% NSR royalty on any production of gold after 500,000 ounces of gold are produced. The NSR royalties are uncapped and cannot be bought down.

In 2020 Çiftay made the decision to halt further field work while awaiting permits and a court decision regarding land use designations in the area. EMX has maintained active discussions with Çiftay since that time, and Çiftay has informed EMX that it is awaiting a final legal ruling on the land use issue, which will allow Çiftay to resume its programs at Akarca. To EMX's knowledge the pending issues have yet to be resolved, and there is no clear indication as to when a legal resolution will be reached.

Sisorta, Turkey - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti (“Bahar”), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing. Bahar, which operates the nearby Altintepe gold mine, commenced development of the Sisorta project in early 2022, with first gold production anticipated in late 2023.

Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold ("IOCG") styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX's royalty footprint.

In Q2 Copperstone announced updated information for the environmental permit application timeline. A site inspection will be held on September 29, 2023 with the main hearing regarding consideration of the environmental permit slated for February, 2024 (see Copperstone news releases dated June 29, 2023). Copperstone also announced that its application for land allocation has been approved and that the Swedish government has designated that the Viscaria project area can be used for mining. These are important milestones achieved by Copperstone as it advances the project toward development. Copperstone expects production to commence by the end of 2025 or early 2026.

Exploration Royalty & Royalty Generation Projects

The Company has 152 exploration stage royalties and 105 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advance royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this MD&A. The following table below provides an overview of exploration royalties and royalty generation properties by country and commodity, followed by brief discussions of select project highlights.

Country	Exploration Royalty		Royalty Generation Project
	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	29	16	22	19
Canada	39	3	17	8

Mexico	2	-	-	-
Haiti	5	2	-	-
Chile	5	10	2	1
Argentina	1	-	-	-

Sweden	10	9	2	10
Finland	1	-	1	-
Norway	-	14	5	7
Serbia	1	1	-	-

Morocco	-	-	7	-
Turkey	-	-	1	1

Australia	4	-	1	1
	97	55	58	47

Select Highlights

Swift & Selena, Nevada; Robber Gulch, Idaho, USA - EMX's Swift and Selena Royalty Properties (3.25% production returns royalties), are owned by Ridgeline Minerals Corp's ("Ridgeline") (TSX-V: RDG; OTCQB: RDGMF; FRA: 0GC0). Swift is a Carlin-type gold project (operated by Nevada Gold Mines LLC in a joint venture with Ridgeline), and Selena is a polymetallic carbonate replacement deposit ("CRD") project. Ridgeline is advancing EMX's Robber Gulch oxide gold royalty generation project under an option agreement for 100% earn-in.

In Q2, Ridgeline outlined Q3 exploration drill programs planned for all three of EMX's royalty properties.

South32 Portfolio, Arizona, USA. EMX continued to execute exploration programs funded by South32 Limited ("South32") (ASX, LSE, JSE: S32; ADR: SOUHY) on a portfolio of projects retained from a four-year Regional Strategic Alliance which concluded in late 2022.

Hardshell, Arizona, USA. South32 continued to advance its Hermosa property, which includes EMX's Hardshell royalty property. The Hermosa property is comprised of a) the Taylor polymetallic (Zn-Pb-Ag) development project adjacent to the north of Hardshell with CRD mineralization that projects down dip onto EMX's royalty footprint, b) the Peake Cu-Pb-Zn-Ag prospect, which as currently outlined is significantly covered by EMX's royalty ground, and c) the Clark deposit to the east of Hardshell. EMX retains a 2% NSR royalty on Hardshell that is not capped nor subject to buy down.

South32's Q2 advances included 1) the designation of Hermosa as the first mining project given FAST-41 status by the US Federal Permitting Improvement Steering Council to facilitate the potential to supply designated critical minerals (i.e., zinc and manganese), 2) an updated JORC (2012) mineral resource estimate for Taylor to support  ongoing feasibility work, and 3) exploration drilling at Peake that returned mineralized intercepts from EMX's Hardshell royalty property (see South32 Quarterly Report, June 2023 and news release dated July 24, 2023). These results included the best Peake intercept to date in hole HDS-813, with 139 meters (1302.7-1441.7 m) averaging 1.88% copper, 0.51% lead, 0.34% zinc, and 52 g/t silver, with a subinterval of 58.2 meters averaging 3.1% copper, 0.6% lead, 0.24% zinc, 74g/t silver and 0.015% molybdenum (true width not reported - unknown). South32 stated "We consider the results to be supportive of future exploration potential, with the Peake prospect remaining open in several directions."

Scout Idaho Portfolio, Idaho, USA. As a subsequent event, Scout Discoveries Corp. (a private Idaho company) and EMX closed on an amended transaction, originally announced in Q1 (see EMX news release dated March 8, 2023) for the sale of the Erickson Ridge, South Orogrande, Lehman Butte, Jackknife precious and base metal projects located in Idaho. The amended terms of the transaction include a 19.9% equity position in Scout Discoveries, carried through to a $5,000,000 capital raise,  AAR payments for each project beginning upon the first anniversary, milestone payments and a retained 3.25% NSR royalty, of which 1% can be bought down in two stages (0.5% for 600 gold ounces or the cash equivalent within eight years, and an additional 0.5% for 1800 gold ounces or the cash equivalent before commercial production commences). In addition, Scout Discoveries has also purchased Scout Drilling LLC to integrate low-cost in-house drilling to advance the portfolio of projects.

Yarrol and Mt. Steadman, Queensland Australia - The Company optioned the Yarrol gold-copper (+ Co-Mn) project and the Mt Steadman gold project to Many Peaks Gold (ASX:"MPG") during Q2. The agreement provides EMX with cash payments, additional equity interests in MPG, and work commitments during a fifteen month option period. Upon exercise of the option, EMX will receive additional payments of cash and shares of MPG along with annual advance royalty payments, royalty interests and other consideration (see EMX news release dated May 2, 2023 for additional details). MPG is also an EMX partner on the nearby Queensland Gold project.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, Australia, and Strategic Investments.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2023

The net loss for the three months ended June 30, 2023 (“Q2-23”) was $4,722,000 compared to net loss of $3,315,000 for the comparative period ("Q2-22").  The net loss for Q2-23 was made up of revenues and other income of $3,408,000 (Q2-22 – $7,034,000), costs and expenses totaling $4,688,000 (Q2-22 – $6,011,000), losses from other items totaling $1,815,000 (Q2-22 – $4,549,000), and net tax expense totaling $1,627,000 (Q2-22 – recovery of $211,000). Significant components of other income and losses include a loss on revaluation of investments of $1,383,000 (Q2-22 – $3,471,000), equity income from the Company's investments in associated entities of $1,340,000 (Q2-22 – $2,094,000), finance expenses totaling $1,270,000 (Q2-22 – $1,377,000), and a foreign exchange loss of $797,000 (Q2-22 – $1,643,000).

Revenues and other income

The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the three months ended June 30, 2023 and 2022, the Company had the following sources of revenues and other income:

In Thousands of Dollars
	Three months ended	Three months ended
Revenue and Other Income	June 30, 2023	June 30, 2022
Royalty revenue	$2,059	$946
Option and other property income	1,011	5,599
Interest income	338	489
	3,408	7,034
Non-IFRS Measures
Adjusted revenue and other income[1]	$6,481	$9,465

In Q2-23, the Company earned $2,059,000 (Q2-22 – $946,000) of royalty revenue. Royalty revenue for the three months ended June 30, 2023 included $664,000 (Q2-22 – $802,000) earned from gold production from the Leeville royalty interest, $1,175,000 (Q2-22 – $Nil) earned from gold and silver production from the Gediktepe royalty interest, $9,000 (Q2-22 – $Nil) earned from zinc-lead-silver production from the Balya royalty interest, and other pre-production amounts received including AMRs on various properties.  The 2023 increase in royalty revenue compared to the comparative period was mainly the result of the new sources of royalty payments from Gediktepe. Royalty revenue was offset by depletion of $810,000 (Q2-22 – $694,000) and included in costs and expenses.

Option and other property income will fluctuate depending upon the Company’s deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the three months ended June 30, 2023, included in option and other property income was $498,000 (Q2-22 – $295,000) related to the fair value of share equity payments received, and $257,000 (Q2-22 – $4,568,000) of various pre-production payments including $Nil (Q2-22 – $4,000,000) milestone payment being earned during Q2-22 on the Gediktepe royalty interest.

Adjusted revenue referenced in the table above includes $3,073,000 (Q2-22 – $2,431,000) from the Company’s effective royalty interest in the Caserones mine.

Royalty revenue from producing mines will fluctuate as result of metal sold and prices received by the operators of the producing mines. Timing of additional AMR’s related to other projects and included in royalty income can also fluctuate.

Interest income was earned on the cash balances the Company holds and interest accretion on the deferred compensation payments from Aftermath and AbraSilver.

General and Administrative Costs

General and administrative expenses (“G&A”) of $1,332,000 were incurred for the three months ended June 30, 2023 compared to $910,000 in the three months ended June 30, 2022. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q2-23 compared to Q2-22 are related to:

  Salaries, consultants and benefits costs increased in 2023 by $220,000 compared to 2022 primarily due to an increase in head count at our corporate offices and timing of annual management and employee bonuses in Q1-22 vs Q2-23.

____________________________________
1 Adjusted revenue and other income and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure.

  Professional fees increased in 2023 by $176,000 compared to 2022 primarily due to legal fees incurred relating to ongoing discussions related to the Timok royalty, the updating of equity compensation plans, and the set-up of new business units in Eastern Europe and Northern Africa.

Included in these costs is general and administrative costs for the three months ended June 30, 2023 and 2022, comprised of the following:

In Thousands of Dollars
	Three months ended	Three months ended
General and administrative expenses	June 30, 2023	June 30, 2022
Salaries, consultants, and benefits	$401	$181
Professional fees	361	185
Investor relations and shareholder information	228	230
Transfer agent and filing fees	33	63
Administrative and office	235	211
Travel	74	40
	$1,332	$910

Project and Royalty Generation Costs, Net of Recoveries

Net royalty generation costs decreased from $3,094,000 ($5,108,000 in expenditures less $2,014,000 recovered from partners) in Q2-22 to $2,444,000 ($4,255,000 in expenditures less $1,811,000 in recoveries) in Q2-23. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. The increase in expenditures and recoveries was predominately attributable to drilling activities and various project due diligence completed on potential acquisitions which did not materialize. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. See the highlights, royalty, and project review sections for current activities.

Share-based Payments

In Q2-23 the Company recorded a total of $122,000 in share-based payments compared to $1,264,000 in Q2-22. The aggregate share-based payments relate mainly to the fair value of restricted share units vesting during the period. The decrease for Q2-23 from the comparative quarter is predominately due to granting of RSU's and stock options in Q2-22. There was no comparable stock option or RSU grant during Q2-23.

Other

  During the three months ended June 30, 2023, the Company had an unrealized loss of $1,383,000 (Q2-22 – $3,471,000) related to the fair value adjustments of investments, and a realized loss of $17,000 (Q2-22 – $127,000) for the sale of certain marketable securities held by the Company. The unrealized loss in the current period was attributed primarily to the Company’s investment in Premium Nickel Resources Ltd. The Company continues to sell marketable securities to generate cash where available but does not have control over market fluctuations.

  During the three months ended June 30, 2023, the Company recognized equity income from its investments in an associated entity of $1,340,000 (Q2-22 – $2,094,000). This related to the share of the Company’s net income derived in SLM California which holds the Caserones effective royalty interest.

  During the three months ended June 30, 2023, the Company recognized finance expenses of $1,270,000 (Q2-22 – $1,377,000) which primarily consisted of interest accretion on the Sprott Credit Facility.

Taxes

During the three months ended June 30, 2023, the Company recorded a deferred income tax expense of $1,554,000 (Q2-22 – recovery of $211,000) and a current income tax expense of $73,000 (2022 – $Nil).

Six Months Ended June 30, 2023

The net loss for the six months ended June 30, 2023 was $8,448,000 compared to net income of $15,277,000 for the comparative period.  The net loss for the period was made up of revenues and other income of $6,150,000 (2022 – $8,783,000), costs and expenses totaling $10,227,000 (2022 – $11,255,000), losses from other items totaling $2,663,000 (2022 – income of $21,753,000), and net tax expense totaling $1,708,000 (2022 – $4,004,000).

The significant items to note for the current period compared to the prior period are as follows:

  In the current period, royalty revenue totaled $3,776,000 (2022 – $1,574,000) offset by gold tax and depletion of $1,565,000 (2022 – $1,463,000). The increase in royalty revenue was mainly due to the commencement of commercial production at Gediktepe in Q3 2022.
  For the six months ended June 30, 2023, the Company incurred a foreign exchange loss of $965,000 compared to a foreign exchange loss of $2,511,000 during the same period in 2022. For both periods, this was primarily related to the continued depreciation of the Turkish Lira against the value of the USD.
  For the six months ended June 30, 2023, the Company recorded an unrealized loss of $709,000 (2022 - unrealized gain of $1,526,000) related to the fair value changes of financial instruments including marketable securities. The unrealized loss in the current period was attributed primarily to the Company's investment in Premium Nickel Resources Ltd.

  For the six months ended June 30, 2023, the Company recorded a gain on debt and receivable modifications of $124,000 related to the modification of the Aftermath deferred compensation balance. The comparative period gain of $4,005,000 was the result of a modification of the Sprott credit facility.

  For the six months ended June 30, 2023, the Company recorded finance expenses of $2,511,000 (2022 – $2,788,000) related to the interest expense on the Sprott loan facility.

  For the six months ended June 30, 2022, the Company recorded a gain on the Barrick Settlement of $18,825,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at June 30, 2023, the Company had working capital of $24,885,000 (December 31, 2022 - $31,562,000). The Company has continuing royalty revenue that will vary depending on metal sold, the prevailing price at time of sale and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investments in associated entities. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.

Operating Activities

Cash used in operating activities for the six months ended June 30, 2023 was $3,992,000 (2022 – cash provided by operating activities of $12,012,000), and adjusted cash used in operating activities1 for the period was $640,000 (2022 – adjusted cash provided by operating activities of $13,016,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty revenue received in the period. Adjusted cash provided by operating activities is adjusted for $3,352,000 (2022 – $898,000) in royalty distributions received from the Company's effective royalty interest at Caserones. A significant component of cash provided by operating activities in the comparative period is the net settlement gain of $18,825,000 resulting from the Barrick settlement.

Investing Activities

The total cash used in investing activities during the six months ended June 30, 2023 was $57,000 compared to cash used in investing activities of $23,955,000 for the comparative period. The cash used in the current period related primarily to the purchase of additional equity investments related to the Company’s effective royalty interest in the Caserones mine for 3,517,000 (2022 – $25,742,000), as well as a $750,000 loan receivable issued to Acquisition Holdings (“Rawhide”). This is partially offset by net proceeds on sales of other fair value through profit and loss investments of $676,000 (2022 – purchases of $2,077,000), and dividends and distributions received of $3,566,000 (2022 – $2,887,000).

Financing Activities

The total cash used in financing activities for the six months ended June 30, 2023 was $1,506,000 compared to $44,000 for the comparative period. The cash used in the current period primarily consisted of $1,572,000 in loan repayments compared to $10,048,000 in loan repayments in Q2 2022, offset by $10,000,000 in proceeds from private placement in Q2 2022.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

____________________________________
1 Adjusted revenue and other income and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Revenue and other income	$3,408	$2,742	$2,288	$7,206
Project and royalty generation costs	(4,255)	(5,730)	(2,776)	(5,351)
Recoveries from partners	1,811	2,884	1,145	3,283
Share-based payments	122	143	373	361
Net income (loss) for the period	(4,722)	(3,726)	950	(12,475)
Basic earnings (loss) per share	(0.04)	(0.03)	0.01	(0.11)
Diluted earnings (loss) per share	(0.04)	(0.03)	0.01	(0.11)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
Revenue and other income	$7,034	$1,749	$1,887	$1,202
Project and royalty generation costs	(5,124)	(4,262)	(3,888)	(3,103)
Recoveries from partners	2,021	2,128	1,959	1,432
Share-based payments	1,264	494	448	964
Net income (loss) for the period	(3,315)	18,591	(8,684)	(8,684)
Basic earnings (loss) per share	(0.03)	0.18	(0.10)	(0.10)
Diluted earnings (loss) per share	(0.03)	0.17	(0.10)	(0.10)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
Six months ended June 30, 2023	Salary and fees	Payments	Total
Management	$494	$103	$546
Outside directors	362	43	405
Seabord Management Corp.*	151	-	151
Total	$1,007	$146	$1,102

		Share-based
Six months ended June 30, 2022	Salary and fees	Payments	Total
Management	$466	$637	$1,103
Outside directors	267	560	827
Seabord Management Corp.*	160	-	160
Total	$893	$1,197	$2,090

*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company.

Included in accounts payable and accrued liabilities as at June 30, 2023, is $6,000 (December 31, 2022 – $Nil) owed to key management personnel.

During the six months ended June 30, 2023, the Company advanced $750,000 to Rawhide, a company which EMX has a 38.07% equity interest in.  Of the total amount advanced, $600,000 was issued as a promissory note, secured against certain mining equipment of Rawhide (the "Collateral") listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral.

During the six months ended June 30, 2023, the Company recognized $11,000 in interest income on the promissory note.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the year

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2022: Mineral Property Exploration Risks, Conditions to be Satisfied Under Certain Agreements, Markets, No Control over Mining Operations, Reliance on Third Party Reporting, Unknown Defects or Impairments in EMX's Royalty or Other Interests, Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations, Revenue and Royalty Risks, Royalty Operation and Exploration Funding Risk, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Foreign Countries and Political Risks, Natural Disasters, and Impact and Risks of Epidemics, Financing and Share Price Fluctuation Risks, Uncertainty of Mineral Resource and Mineral Reserve Estimates, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Currency Risks, Insured and Uninsured Risks, Environmental Risks and Hazards, Changes in Climate Conditions and Legislation, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations, Internal Controls over Financial Reporting, Information Systems and Cyber Security, Activist Shareholders, and Reputation Damage.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2022 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at June 30, 2023.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As previously reported for the year ended December 31, 2022, management had concluded that the Company's internal control over financial reporting was not effective due to the following material weakness: deficiency in manual controls related to review process over period end closing and reporting due to a lack of accounting resources.

Management’s remediation plan has been implemented and included the hiring of additional accounting resources during the first quarter of 2023. Their contribution is ongoing as of the filing of this MD&A in Canada and the United States and management believes the material weakness has been remediated.

During the period covered by MD&A, no changes occurred in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting, other than the hiring of additional resources noted above.

Management's Initiatives

Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with the Company's internal controls. That consultant will continue to work with us to identify any weakness and further enhance our internal controls. Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

OUTSTANDING SHARE DATA

At August 10, 2023, the Company had 110,751,690 common shares issued and outstanding. There were also 7,609,500 stock options outstanding with expiry dates ranging from July 10, 2023 to July 20, 2027 and 7,062,119 warrants outstanding with expiry dates ranging from November 5, 2023 to April 14, 2027.  In accordance with the terms of the Company’s stock option plan, if stock options expire during an imposed restricted period and are not exercised prior to any such restriction, they will not expire but instead will be available for exercise for ten business days after termination of the restricted period.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• production at any of the mineral properties in which the Company has a royalty or other interest;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the expected ability of any of the properties in which the Company holds a royalty or other interest to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;

• expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest; and

• the activities on any of the properties in which the Company holds a royalty or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the mineral exploration and development properties in which the Company holds a royalty or other interest;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the ability of any of the properties in which the Company holds a royalty or other interest to commence production and generate material revenues or obtain adequate financing for their planned exploration and development activities;

• risks related to the ability to finance the development of mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the Company's dependence on third parties for exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty or other interest will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the properties in which the Company holds a royalty or other interest and uncertainty of cost estimates related thereto;

• uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty or other interest;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to global pandemics and the spread of other viruses or pathogens;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's PFIC status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to reestablish the adequacy of internal control over financial reporting;

• risks related to regulatory and legal compliance and increased costs relating thereto;

• the ongoing operation of the properties in which the Company holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice;

• the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and

• no adverse development in respect of any significant property in which the Company holds a royalty or other interest.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business-Risk Factors" in the AIF (as defined below), which is incorporated by reference herein.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

NON-IFRS FINANCIAL MEASURES

Adjusted Revenue and Other Income and Adjusted Cash Flows from Operating Activities

Adjusted revenue and other income, and adjusted cash flows from operating activities are non-IFRS financial measures, which are defined by EMX by including the following items from Loss for the year and cash flows from operations respectively.

  Equity income from associated entities holding royalty interests and the related cash flows related to the Company's effective royalty on Caserones.

Management uses adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the underlying operating performance of EMX for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue and other income, and cash flows from operations, our investors may use adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the results of the underlying business of EMX, particularly since the included items may not typically be included in operating results. While the adjustments to revenue and other income, and cash flows from operations in these measures may include items that are both recurring and non-recurring, management believes that adjusted revenue and other income, and adjusted cash flows from operating activities are useful measures of EMX's performance because they adjust for items which management believes reflect our core operating results from period to period. Adjusted revenue and other income, and adjusted cash flows from operating activities are intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Adjusted Revenue and Other Income, and Adjusted Cash Flows from Operating Activities

In Thousands of Dollars
	Three months ended	Three months ended	Six months ended	Six months ended
Revenue and Other Income	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Per financial statements	$3,408	$7,034	$6,150	$8,783
SLM California royalty revenue	7,685	6,443	13,584	13,236
The Company's ownership %	40.0%	37.7%	40.0%	37.7%
The Company's share of royalty revenue	3,073	2,431	5,432	4,994

Adjusted	$6,481	$9,465	$11,582	$13,777

In Thousands of Dollars
	Three months ended	Three months ended	Six months ended	Six months ended
Cash provided by (used in) operating activities	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Per financial statements	$(1,160)	$(4,258)	$(3,992)	$12,012
Caserones royalty distributions	2,454	898	3,352	898
Adjusted	$1,294	$(3,360)	$(640)	$12,910

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Argentina	Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Advanced Royalty
	M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Exploration
Australia, New South Wales	Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Exploration
Australia, Queensland	Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
	Mt. Steadman	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
	Yarrol	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
Canada, British Columbia	E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Exploration
	Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassair Gold	Exploration
	Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp	Exploration
Canada, Manitoba	Tartan Lake	2.0% NSR	Precious Metals	Gold	Satori Resources	Advanced Royalty

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Canada, Ontario	Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Bruce Lake	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources	Exploration
	Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources	Exploration
	Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Shafer Resources	Exploration
	Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals	Exploration
	Dixie 17-18-19 - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold	Exploration
	Gerry Lake - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath	Exploration
	Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Cabin Bay North - Leo	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	McDonough East	1.5% NSR & other payments	Precious Metals	Gold	Musk Metals	Exploration
	McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources	Exploration
	Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources	Exploration
	McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining	Exploration
	North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Rex Lake South	2% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Double O Seven	Exploration
	Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Pistol Bay	Exploration
	Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Shabu - Mastadon - Taura Gold	1.5% NSR	Precious Metals	Gold	Mastadon	Exploration
	South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Swain Lake	1.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Canada, Quebec	Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Exploration
	Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold	Exploration
Chile	Arrieros	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Block 4	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 3	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Caserones	0.7775% NSR	Base Metals	Copper-Molybdenum	JX Nippon	Producing Royalty
	Cerro Blanco	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Cerro Buenos Aires	1.0% NSR	Base Metals	Copper-Molybdenum-Gold-Silver	Pampa Metals Corp	Exploration
	Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Advanced Royalty
	Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Exploration
	Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Limbo	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Morros Blancos	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Pampa Metals Corp	Exploration
	Redono-Veronica	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd	Exploration
	T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Victoria Sur	1.0% NSR	Precious Metals	Gold-Silver-Copper	Pampa Metals Corp	Exploration
Finland	Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	Palladium One	Advanced Royalty
	Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources	Exploration
Haiti	Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Exploration
	Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
	La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
Mexico, Durango	El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Exploration
Mexico, Durango	San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold	Exploration
Mexico, Sinaloa	San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Advanced Royalty

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Norway	Bleikvassli	3% NSR & other payments	Base Metals	Zinc-Lead-Copper	Norra Metals Corp	Exploration
	Burfjord	3% NSR & other payments	Base Metals	Copper-Gold	Norden Crown Metals Corp	Exploration
	Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Hosanger	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Meraker	3% NSR & other payments	Base Metals	Copper-Zinc-Gold	Norra Metals Corp	Exploration
	Mofjell - Mo-i-Rana	2.5% NSR, AAR's & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB	Exploration
	Råna	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kingsrose Mining Ltd.	Exploration
	Rostvangen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Sagvoll	2.5% NSR & other payments	Base Metals	Nickel-Copper	Minco Silver	Exploration
	Sigdal	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Sulitjelma	2.5% NSR & other payments	Base Metals	Zinc-Copper	Minco Silver	Exploration
	Vakkerlien	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
Peru	Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Advanced Royalty
Serbia	Jasikovo East - Durlan Potok	0.5% NSR	Base Metals	Copper-Gold	Zijin Mining	Exploration
	Timok - (Brestovac West license	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining	Exploration
	Timok - Cukaru Peki	0.5% NSR	Base Metals	Copper-Gold	Zijin Mining	Producing Royalty
Sweden	Adak	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Exploration
	Akerberg	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Exploration
	Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Faboliden Norra	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration
	Fiskeltrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals Corp	Exploration
	Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kukasjarvi	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Nottrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Rismyrliden	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Exploration
	Skogstrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Viscaria	1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Advanced Royalty
	Vuostok	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Turkey	Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Advanced Royalty
	Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Producing Royalty
	Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Producing Royalty
	Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Advanced Royalty
	Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Advanced Royalty
USA, Alaska	64 North - Goodpaster - West Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - South Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Shaw	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Eagle	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - LMS	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Last Chance	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - East Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Divide	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Chisna	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
USA, Arizona	Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
	Copper Springs	2% production and other payments	Base Metals	Copper	South32	Exploration
	Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32	Exploration
	Mesa Well	2% production and other payments	Base Metals	Copper	Intrepid Metals	Exploration
	Parks Salyer - Sacaton	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	Advanced Royalty
	Red Top	2.5% NSR/AMR & Milestone Payments	Base Metals	Copper	Zacapa Resources	Exploration
	Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
USA, Idaho	Erickson Ridge	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp	Exploration
	Jacknife	3.25% NSR & other payments	Base Metals	Silver-Lead-Zinc	Scout Discoveries Corp	Exploration
	Lehman Butte	3.25% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp	Exploration
	Miller Mountain	3.5% NSR/AMR & Milestone Payments	Precious Metals	Gold	Zacapa Resources	Exploration
	Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Ridgeline Exploration Corporation	Exploration
	South Orogrande	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Nevada	Awakening	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Bottle Creek	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Brooks	4% NSR	Precious Metals	Gold	I-80 Gold Corp	Exploration
	Cathedral Well	2.5% NSR	Precious Metals	Gold	Gold Royalty Corp	Exploration
	Gold Bar South - Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	Producing Royalty
	Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	Producing Royalty
	Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Renaissance Gold Inc	Exploration
	Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery	Exploration
	Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Gold Corp	Exploration
	Selena	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp	Exploration
	South Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Speed Goat	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals	Exploration
USA, Oregon	Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	Exploration
USA, Utah	Copper Warrior	2.0% NSR	Base Metals	Copper	Warrior Metals Inc	Exploration
	Ophir	2.0% NSR	Base Metals	Copper	Kennecott Exploration Co	Exploration

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.